EXHIBIT 23.1



We have issued our reports dated April 9, 1999, accompanying the consolidated financial statements of Wellington Properties Trust and Subsidiaries contained in the Prospectus. We consent to the use of the aforementioned reports in the Prospectus, and to the use of our name as it appears under the caption "Experts."


/s/ GRANT THORNTON LLP

Fond du Lac, Wisconsin
August 10, 1999